CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Aurora Cannabis Inc. (the “Company”) on Form 40-F for the period ended June 30, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Miguel Martin, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:
(1)     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)     The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

September 27, 2021

By:	/s/ Miguel Martin
Miguel Martin Chief Executive Officer (Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Aurora Cannabis Inc. and will be retained by Aurora Cannabis Inc. and furnished to the Securities and Exchange Commission or its staff upon request.